November 7, 2024

Mark C. Birk
Chairman and President
Union Electric Company
1901 Chouteau Avenue
St. Louis, Missouri 63103

Darryl T. Sagel
President and Treasurer
Ameren Missouri Securitization Funding I, LLC
1901 Chouteau Avenue
St. Louis, Missouri 63103

       Re: Union Electric Company
           Ameren Missouri Securitization Funding I, LLC
           Registration Statement on Form SF-1
           Filed October 11, 2024
           File Nos. 333-282616 and 333-282616-01
Dear Mark C. Birk and Darryl T. Sagel:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
General

1. We note that you filed Amendment No. 1 to your registration statement on October
       28, 2024. This amendment has not yet been reviewed and the staff will review it concurrently with the next amendment responsive to comments.
 November 7, 2024
Page 2
Form of Prospectus
The Depositor, Seller, Initial Servicer and Sponsor, page 54

2. Please provide disclosure regarding the servicing experience of the servicer in accordance with Item 1108(b) of Regulation AB. Alternatively, if the servicer does not have servicing experience, please revise to make this clear. Security For the Securitized Utility Tariff Bonds
Pledge of Collateral, page 85

3. We note that, in addition to the recovery property, the bonds will also be secured by
       "the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act
       Rule 190.
Legal Proceedings, page 128

4. We note your disclosure that there are no legal or governmental proceedings pending against the transaction parties other than as disclosed elsewhere in the prospectus. As an aid to investors, please include cross references to any section of the prospectus that includes relevant disclosure related to such proceedings or otherwise include such disclosure in this section.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance